Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

March 10, 2010

Catalyst Paper announces closing of the private exchange offer and consent solicitation related to its 8 5/8% senior notes due 2011 (CUSIP No. 65653RAD5)

Richmond, BC – Catalyst Paper Corporation (TSX:CTL) today announced the closing of the private exchange offer and consent solicitation (as amended and supplemented, the “Exchange Offer”) of Catalyst’s 11% Senior Secured Notes due December 15, 2016 (the “New Notes”) for its outstanding 8 5/8% Senior Notes due June 15, 2011 (the “Old Notes”).

The Exchange Offer was closed as scheduled on March 10, 2010 and U.S.$318,676,000 in aggregate principal amount of Old Notes were accepted by Catalyst in exchange for U.S.$280,434,000 in aggregate principal amount of New Notes. Upon the closing of the Exchange Offer, U.S.$35,552,000 aggregate principal amount of Old Notes remain outstanding.

THIS RELEASE DOES NOT CONSTITUTE AN OFFER, OR THE SOLICITATION OF AN OFFER, TO BUY OR SELL ANY SECURITY. THIS RELEASE ALSO IS NOT A SOLICITATION OF CONSENTS TO THE PROPOSED AMENDMENTS TO THE INDENTURE.

Investors:	Media:

Brian Baarda	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Corporate Relations
604-247-4710	604-247-4713

Peter Staiger
Vice-President, Treasurer
604-247-4372